Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated July 23, 2013

ETN  and  index data as of June 30, 2013

Description
The PowerShares DB US Inflation Exchange Traded Notes (Symbol:INFL)(the
"Inflation ETNs") and PowerShares DB US Deflation Exchange Traded Notes
(Symbol: DEFL) (the "Deflation ETNs," together with the Inflation ETNs, the
"ETNs") are the first exchange-traded products to provide investors with direct exposure to US inflation or deflation expectations.

The Inflation ETNs and Deflation ETNs are based on the DBIQ Duration-Adjusted
Inflation Index (the "long inflation index") and the DBIQ Duration-Adjusted
Deflation Index (the "short inflation index", together with the long inflation index, the "inflation indexes"), respectively, which are intended to capture movements, whether up or down, in US inflation expectations or deflation expectations, as applicable.

PowerShares DB US Inflation/Deflation ETN  and  Index Data

Ticker symbols
US Inflation       INFL
US Deflation       DEFL

Intraday indicative value symbols

US Inflation                         INFLIV
US Deflation                         DEFLIV
CUSIP symbols
US Inflation                      25154W225
US Deflation                      25154W217
Details
ETN price at inception      $50.00 per security
Inception date                    12/05/2011
Maturity date                     11/30/2021
Yearly investor fee                     0.75%
Listing exchange                     NYSE Arca

DBIQ Duration-Adjusted Inflation Index      DBLNLINF
DBIQ Duration-Adjusted Deflation Index      DBLNSINF
Issuer
Deutsche Bank AG, London Branch
Senior Unsecured Obligations

INFL                    PowerShares DB US Inflation ETN
DEFL                    PowerShares DB US Deflation ETN
---------------- -------------------------------------------------- ------- ----
ETN History(1) (Growth of $10,000 since Dec. 5, 2011)
[] INFL (Long)[] [] DEFL (Short)
$11k
                                                                         $10,292
$10k
                                                                          $9,099
---------------- ------- ------------------ --------- ------------- ------------
$9k
        12/11       3/12 6/12               9/12       12/12    3/13        6/13
---------------- ------- ------------------ --------- ------------- ------------
ETN Performance  and  Index History (%)(1)
                                             1 Year      2 Year    ETN Inception
ETN Performance
US Inflation                                 -7.33       --             -5.85
US Deflation                                  3.71       --              1.86
Index History
Long Inflation Index                         -6.58       --             -5.13
Short Inflation Index                         4.44       --              2.56
Comparative Indexes(2)
S and P 500                                  20.60       --            19.47
Barclays U.S. Aggregate                      -0.69       --             1.65
------------------------ ------------------ ----------------------- ------- ----
Source: Invesco PowerShares, Bloomberg L.P.

(1)  ETN performance figures are based on repurchase value. Repurchase value is the [current principal amount x (1 + TBill index return on such trading day) + index multiplier [] applicable inflation index return on such trading day] [] fee factor. See the prospectus for more complete information.
Index history is for illustrative purposes only and does not represent actual
ETN performance. The publication date of the DBIQ Duration-Adjusted Inflation
Index and the DBIQ Duration-Adjusted Deflation Index is 7/25/2011. ETN
Performance is based on gain or loss of $0.10 per security for each 1 point increase or decrease, respectively, in the level of the applicable inflation index, plus the income accrued from a notional investment of the value of the securities, as determined on each monthly rebalancing date, in 3-month United
States Treasury bills on a rolling basis, as represented by the DB 3-Month
T-Bill Index (the "TBill index"), less an investor fee.
Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. PAST PERFORMANCE DOES
NOT GUARANTEE FUTURE RESULTS.

(2)  The S and P 500([R]) Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Index is an unmanaged index considered representative of the US investment-grade, fixed-rate bond market.
Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of index returns.

800 983 0903 | 877 369 4617[] powersharesetns.com | www.dbxus.com[] twitter:
@PowerShares

ETN data as of June 30, 2013
---------------------------------- -----
Volatility (%)(1,2)
                                 Long      Short
Since ETN Inception             6.86       7.09
--------------------------- ------ -----
Historical Correlation(1,2)
Since ETN Inception
                                 Long      Short
S and P 500                      0.39      -0.39
Barclays U.S. Aggregate         -0.30       0.31

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov.
Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369
4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations:
The ETNs offer investors exposure to the month-over-month performance of their respective inflation index and the month-over-month returns on the TBill index, measured from the first calendar day to the last calendar day of each month, less the investor fee. The inflation indices are intended to rise and fall based on changes in the market's expectations about future rates of inflation, and are therefore distinct from the US City Average All Items Consumer Price
Index for All Urban Consumers (the "CPI"), the commonly known consumer price index, which is used to track current inflation in the United States. Unlike
TIPS, which are intended to provide inflation protection, the ETNs allow investors to take long or short exposure to changes in the market's expectations about inflation and do not guarantee any return of principal at maturity. Investors should consider their investment horizon as well as potential trading costs when evaluating an investment in the ETNs and should regularly monitor their holdings of the ETNs to ensure that they remain consistent with their investment strategies.
The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch and payment of the amount due on the ETNs is entirely dependent on Deutsche
Bank AG, London Branch's ability to pay. The rating of Deutsche Bank AG, London
Branch does not address, enhance or affect the performance of the ETNs other than Deutsche Bank AG, London Branch's ability to meet its obligations. The
ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing

[C] 2013 Invesco PowerShares Capital Management LLC

INFL      PowerShares DB US Inflation ETN
DEFL      PowerShares DB US Deflation ETN

What are the PowerShares DB US Inflation and US Deflation ETNs?
The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London
Branch that are linked to the month-over-month returns, whether positive or negative, on the DBIQ Duration-Adjusted Inflation Index and the DBIQ
Duration-Adjusted Deflation Index.

The inflation indices aim to track changes in the market's expectations of future inflation implied by the difference in yields between Treasury
Inflation-Protected Securities (TIPS) and US Treasury bonds with approximately equivalent terms to maturity. A combination of offsetting short and long notional positions in TIPS and Treasury Bond Futures is one way in which this expectation of future inflation may be measured. If the market's expectation of future inflation increases, TIPS are likely to outperform US Treasury bonds with approximately equivalent terms to maturity. If the market's expectation of future inflation decreases, TIPS are likely to underperform US Treasury bonds with approximately equivalent terms to maturity. Therefore, to gain exposure to the market's expectation that future inflation will increase, the Inflation
ETNs take a notional long position in TIPS and a notional short position in US
Treasury bonds with approximately equivalent terms to maturity. To gain exposure to the market's expectation that future inflation will decrease, the
Deflation ETNs take a notional short position in TIPS and a notional long position in US Treasury bonds with approximately equivalent terms to maturity.

If the daily repurchase value of the securities is above $100.00 for three consecutive trading days or is below $25.00 for three consecutive trading days,
Deutsche Bank AG, London Branch will automatically effect a 2 for 1 split or a
1 for 2 reverse split of the securities, respectively.
Because the index multiplier remains constant at 0.10 per security, a mandatory split or reverse split will have the effect of increasing or decreasing an investor's exposure to the applicable inflation index, respectively.

Investors may redeem the ETNs in blocks of 50,000 securities and multiples of
25,000 securities in excess thereof, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.075 for each security that is redeemed or a fee of up to $0.50 if an investor offers in excess of 500,000 securities for redemption on any repurchase date.

Benefits  and  Risks of PowerShares DB US Inflation and US Deflation ETNs

Benefits
[]      Relatively low cost
[]      Intraday access
[]      Listed

in the ETNs include limited portfolio diversification, full principal at risk, uncertain tax treatment, strategy risk, trade price fluctuations, illiquidity and credit risk. Investing in the ETNs is not equivalent to a direct investment in the inflation indices or components of the inflation indices. The investor fee will reduce the amount of your return at maturity or upon repurchase of your ETNs even if the value of the relevant inflation index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. An investment in the ETNs is not suitable for all investors.
The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses. There are restrictions on the minimum number of units that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement.
The ETNs provide concentrated exposure to notional positions in TIPS and US treasury bond futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, US government fiscal policy and monetary policies of the Federal Reserve Board, inflation and expectations concerning inflation, interest rates, and supply and demand for
TIPS and US Treasury bonds.

Risks
[]     Non-principal protected []     Subject to an investor fee      []
Limitations on redemption []     Concentrated exposure []     Credit risk of
the issuer []     Issuer call right

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.
Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management
LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco
Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.
An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.
An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors"
in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.
Not FDIC Insured -- No Bank Guarantee --May Lose Value This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.
For US Use Only

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